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                              June 27, 2023

       Frank D. Heuszel
       Chief Executive Officer
       Impact BioMedical Inc.
       275 Wiregrass Pkwy
       West Henrietta, NY 14586

                                                        Re: Impact BioMedical
Inc.
                                                            Amendment No. 11 to
Registration Statement on Form S-1
                                                            Filed June 21, 2023
                                                            File No. 333-253037

       Dear Frank D. Heuszel:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2023 letter.

       Amendment No. 11 to Registration Statement on Form S-1

       Capitalization, page 17

   1. We note your response and revised disclosures to prior comment 1. It does not appear as though you have
included your notes payable in your total capitalization. Please explain why notes payable is
not included in your total capitalization or revise your filing accordingly. Also,
please tell us why Non-controlling interest in subsidiary is included in
                                                        Total capitalization or
remove the line item.
   2. As a related matter please update your capitalization table to be consistent with the most recent balance sheet
included in your filing (i.e., March 31, 2023).
 Frank D. Heuszel
FirstName  LastNameFrank D. Heuszel
Impact BioMedical Inc.
Comapany
June       NameImpact BioMedical Inc.
     27, 2023
June 27,
Page 2 2023 Page 2
FirstName LastName
Note 8. Goodwill, page F-12

3. We note your response and revised disclosures in response to prior comment 3.
         Regarding your valuation under the income approach, please tell us why you believe the material assumptions you used including future sales, operating margins, discount rates, and growth rates are reasonably supportable given the current stage of development.
4. As a related matter, we note your disclosures on page F-25 that during the year ended
         December 31, 2022, you used qualitative factors to determine whether it was more likely than not that the fair value of a reporting unit exceeded its carrying amount. Please reconcile the disclosure on page F-25 to your disclosure in this footnote which indicates that you performed quantitative goodwill testing during the year ended December 31,
         2022.
Note 9. Intangible Assets, page F-12

5. We note from your response and revised disclosures in response to prior comment 4 that you may use internal discounted cash flow estimates, quoted market prices, when available, and independent appraisals, as appropriate, to determine fair value. However it does not appear as though you have discussed the valuation methodology and key assumptions used in your most recent impairment analysis, as previously requested.
         Please advise us or revise your filing accordingly.
       You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:      Darrin M. Ocasio, Esq.